UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces Industry’s First LTE-Advanced Pro Embedded Modules Enabling the World’s Fastest IoT Applications

AirPrime® EM75 Series connects to global 4G networks and unlicensed bands (LTE-LAA), private networks (CBRS), and public safety networks on a single module with integrated GNSS and eUICC capability

SAN FRANCISCO--(BUSINESS WIRE)--September 12, 2017--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the industry’s first global LTE-Advanced Pro cellular modules, enabling the world’s fastest IoT applications for mobile computing, networking, and industrial M2M. The AirPrime® EM75 Series embedded modules with integrated GNSS and eUICC capability provide global 4G coverage on a single module with 200 percent faster uplink speed than any other solution on the market. The modules also support unlicensed bands (LTE-LAA) for an additional speed boost, 3.5GHz local private networks (CBRS band), and public safety networks, such as FirstNet™.

“Many existing and future IoT applications need faster two-way network performance to deliver the experiences their developers envisioned,” said Brian Partridge, VP of IoT Research, 451 Research. “Use cases such as HD video streaming, AR/VR, and a range of industrial, public safety and military applications that require high uplink and downlink speeds will benefit from LTE-A Pro embedded modules. Existing devices that can put LTE-A Pro to work include laptops, routers, drones, robots, interactive digital billboards, vehicles, hotspots, outdoor and industrial machinery. The ability to provide this performance on 4G networks worldwide with one device offers significant benefit for global OEMs.”

The EM75 Series will enable public safety band 14 for FirstNet™ in the U.S. and bands 20 and 28 for public safety LTE networks in Europe. FirstNet’s mission in the U.S. and ESN’s mission in the U.K. are to build high-speed, nationwide wireless broadband networks dedicated to first responders.

Support for 3.5GHz private LTE networks like CBRS will enable new IoT use cases including:

  Enterprises deploying secure communication and system tools on employees’ devices for enhanced flexibility and added security;
  Industrial IoT applications in remote mining and farming sites; and
  Entertainment applications at stadiums or outdoor sport events, such as streaming 360-degree live videos for immersive “virtual reality-like” experiences.

“No other module can provide higher uplink and downlink speeds, as well as access to unlicensed bands and private network technology,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions, Sierra Wireless. “The EM75 Series is paving the way to 5G, which is expected to roll out starting in 2020.”

In addition, access to 5GHz unlicensed bands (LTE-LAA) will provide network operators with better spectrum utilization resulting in higher data speeds and a more consistent user experience.

The EM7565 offers the industry’s highest uplink speed at up to 150Mbps, with downlink speed of up to 600Mbps, and support for carrier aggregation and 256 QAM, dramatically improving network performance. The modules provide global LTE coverage on 24 LTE bands with the most carrier certifications in the industry, so businesses can use one module for global 4G networks, simplifying manufacturing and inventory management. The new embedded modules are the fifth generation of LTE modules from Sierra Wireless, are offered in the PCI Express M.2 form factor, and support secure, authenticated firmware-over-the-air (FOTA) updates.

Availability
Samples of the EM7565 modules are available now to select customers for testing and integration. Other EM75 Series modules targeting public safety networks will sample in 1H 2018. For more information about Sierra Wireless AirPrime LTE-A Pro modules, visit http://www.sierrawireless.com/EMSeries.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources
For more information about LTE-A Pro for IoT applications, see the infographic at: https://www.sierrawireless.com/resources/infographics/lte-advanced-pro/ and attend the LTE-A Pro webinar on September 28 at 9:00 AM PDT. To register, visit: https://event.on24.com/wcc/r/1496411/960A04C121E4B8DC3BD9C1D452EE792B?partnerref=SWpr.

Note to editors:
To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirPrime” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 (604) 233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 12, 2017